Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES (unaudited)

	Year Ended December 31,									Six Months Ended June 30, 2011		Six Months Ended June 30, 2010
	2010		2009		2008(1)	2007		2006
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$20,760		$(6,169)		$(210,870)	$116,498		$98,390		$(15,224)		$(21,823)
Fixed charges (excluding capitalized interest)	121,971		107,537		77,307	58,430		50,954		52,609		68,863
Amortization of capitalized interest	4,966		3,476		2,110	1,040		405		6,480		6,483

Total earnings	$147,697		$104,844		$(131,453)	$175,968		$149,749		$43,865		$53,523

Fixed charges:
Interest expense (including amortization of debt discount and issuance costs), net of capitalized interest	$121,233		$106,849		$76,639	$57,742		$50,291		$52,219		$68,499
Capitalized interest	684		8,964		14,091	19,879		8,120		152		430
Estimated interest component of rent expense	738		688		668	688		663		390		364

Total fixed charges	$122,655		$116,501		$91,398	$78,309		$59,074		$52,761		$69,293

Ratio of earnings to fixed charges	1.20	x	0.90	x	—	2.25	x	2.53	x	0.83	x	0.77	x

(1)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $40,055.